SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                    New Millennium Media International, Inc.
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                                (NAME OF ISSUER)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   647537-208
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                                 (CUSIP NUMBER)


                           John "JT" Thatch, President
                    New Millennium Media International, Inc.
                         200 9th Avenue North, Suite 210
                          Safety Harbor, Florida 34695
                                 (727) 797-6664
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                   May , 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP NO  647537-208
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(1)  NAMES OF REPORTING PERSONS  Steven Hallock
     I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES  ONLY)

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(2)  CHECK THE APPROPRIATE BOX IF A                          (A)  / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                    (B)  /X/

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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL                             / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION              USA


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NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY                800,000 shares
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER


                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER


                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER


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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     800,000 shares

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.94%

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(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

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

ITEM 1.   SECURITY AND ISSUER.
          Common Stock
          New Millennium Media International, Inc.
          200 9th Avenue North, Suite 210
          Safety Harbor, Florida 34695

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name;

     Steven S. Hallock

(b)  Residence or business address;

     200 9th Avenue North, Suite 210
     Safety Harbor, Florida 34695

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     Consultant

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

     No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

     None.

(f)  Citizenship.

     U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal Funds

ITEM 4.   PURPOSE OF TRANSACTION.

          Investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          800,000 shares
          2.7% of this class

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: June 8, 2004            /s/ Steven Hallock
                               ------------------------